November 15, 2007

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:      Rule 17f-2
         The RBB Fund, Inc. - Senbanc Fund
         Registration No. 811-05518, CIK No. 0000831114

Ladies and Gentlemen:

On behalf of our client, THE RBB FUND, INC. - SENBANC FUND, we are filing electronically one copy of the EDGARized version of our examination report dated September 25, 2007, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 24, 2007.

Yours truly,



/s/ Rob Lauck
---------------------------
Rob Lauck
Partner


Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The RBB Fund, Inc.:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Rule 17f-2 Under the Investment Company Act of 1940, that Senbanc Fund, a series of The RBB Fund, Inc. (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 24, 2007, and from August 17, 2007 (the date of our last examination) through August 24, 2007. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 24, 2007, and with respect to agreement of security purchases and sales, for the period from August 17, 2007 (the date of the last examination) through August 24, 2007:

     o Count and inspection of all securities located in the vault of PNC Bank in Pittsburgh, Pennsylvania without prior notice to management;

     o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank, on behalf of PFPC Trust Company (the "Custodian" of the Fund), by The Depository Trust Company;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Fund and the Custodian;

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

     o Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 24, 2007, and from August 17, 2007 (the date of our last examination) through August 24, 2007, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of The RBB Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
September 25, 2007

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA  19103



MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH RULE 17F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Senbanc Fund, a series of The RBB Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 24, 2007, and from August 17, 2007 (the date of the last examination) through August 24, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 24, 2007, and from August 17, 2007 (the date of the last examination), through August 24, 2007, with respect to securities reflected in the investment account of the Fund.




/s/ Edward J. Roach
------------------------------------------
Edward J. Roach, President & Treasurer



/s/ James G. Shaw
------------------------------------------
James G. Shaw, Assistant Treasurer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                            Date examination completed:

811-05518                                                                         AUGUST 24, 2007
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2. State identification Number:

   ------------------------------------------------------------------------------------------------------------
      AL                 AK                 AZ                 AR                 CA                CO
   ------------------------------------------------------------------------------------------------------------
      CT                 DE                 DC                 FL                 GA                HI
   ------------------------------------------------------------------------------------------------------------
      ID                 IL                 IN                 IA                 KS                KY
   ------------------------------------------------------------------------------------------------------------
      LA                 ME                 MD                 MA                 MI                MN
   ------------------------------------------------------------------------------------------------------------
      MS                 MO                 MT                 NE                 NV                NH
   ------------------------------------------------------------------------------------------------------------
      NJ                 NM                 NY                 NC                 ND                OH
   ------------------------------------------------------------------------------------------------------------
      OK                 OR                 PA                 RI                 SC                SD
   ------------------------------------------------------------------------------------------------------------
      TN                 TX                 UT                 VT                 VA                WA
   ------------------------------------------------------------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
   ------------------------------------------------------------------------------------------------------------
      Other (specify):
   ------------------------------------------------------------------------------------------------------------

3. Exact name of investment company as specified in registration statement: THE RBB FUND, INC

---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
4. Address of principal executive officer (number, street, city, state, zip code):

   Bellevue Park Corporate Center, 103 Bellevue Parkway, Wilmington, DE 19809